Exhibit 16.1

January 18, 2023

Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Dear Sirs/Madams:

We are writing to you in response to the request of Brooge Energy Limited (“Brooge” or the “Company”) that PricewaterhouseCoopers (Dubai branch) (“PwC” or the “Firm”) furnish the Company with a letter addressed to the Securities and Exchange Commission (the “Commission”) stating whether PwC agrees with certain statements in a Form 6-K of the Company furnished to the Commission on January 5, 2023 (“Form 6-K”) or, if not, stating the respects in which it does not agree.

As described below, PwC agrees, or does not agree, or does not have sufficient information to agree or disagree, with statements set forth in the “CONTENTS” portion of the Form 6-K.

PwC agrees with the statements made in the first paragraph, except PwC clarifies that, as of December 29, 2022, the date of PwC’s resignation, PwC was not able to complete audit procedures or issue any reports with respect to the Company’s financial statements as of and for the period ending December 31, 2021.

PwC agrees with the statements made in the second paragraph, except PwC clarifies that PwC’s audit of the Company’s financial statements as of and for the period ending December 31, 2020 (the “Company’s audited FY 2020 financial statements”) is the audit which is the subject of the PwC audit report referenced in that paragraph. The Company’s audited FY 2020 financial statements were the subject of a previous announcement by the Company in a Form 6-K furnished to the Commission on August 17, 2022 (the “August 17, 2022 Form 6-K”) that the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) had undertaken an examination in response to an examination by the Commission into the Company’s financial statements (the “Audit Committee Examination”). Specifically, in the August 17, 2022 Form 6-K Brooge disclosed that, among others, the Company’s audited FY 2020 financial statements should no longer be relied upon.

PwC disagrees with the first sentence of the third paragraph. PwC states, in response to Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), that, during the Company’s two most recent fiscal years and the subsequent interim period preceding PwC’s resignation, there were disagreements between the Company and PwC on matters of accounting principles or practices and auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its report. As called for by Item 16F(a)(1)(iv)(A) of Form 20-F, PwC “describe[s] each such disagreement” as follows (collectively, the “Disagreements”):

(1)  PwC informed the Company that the Firm would not accept representations from the Company’s interim Chief Executive Officer (the “interim CEO”), unless the interim CEO’s conduct had been the subject of a review by counsel, who had assisted with the Audit Committee Examination (the “Audit Committee’s counsel”);

PricewaterhouseCoopers (Dubai Branch), License no. 102451

Emaar Square, Building 5, P O Box 11987, Dubai - United Arab Emirates

T: +971 (0)4 304 3100, F: +971 (0)4 346 9150, www.pwc.com/me

Jacques Fakhoury, Douglas O’Mahony, Murad Alnsour and Rami Sarhan are registered as practising auditors with the UAE Ministry of Economy.

(2)  PwC informed the Company that: (i) the Company needed to provide the Audit Committee’s counsel the opportunity to complete the Audit Committee Examination as soon as practicable, and (ii) the Board of Directors needed to cease its engagement with a new forensic firm for the purposes of revisiting and re-evaluating the findings of the Audit Committee’s counsel;

(3)  PwC advised the Company that it would be necessary for the Company to authorize the Audit Committee’s counsel to communicate with PwC about the Firm’s understanding of the Audit Committee Examination as previously reported to PwC by the Audit Committee’s counsel;

(4)  PwC advised that it would be necessary that the Company propose how it intends to rebuild its finance staff and the anticipated time frame for such a process;

(5)  PwC advised that it would be necessary for the Company to propose a specific plan for rebuilding its books and records; and

(6)  PwC informed the Company that: (i) in light of the findings of the Audit Committee Examination, the Firm would not accept representations from the Company’s then-Chief Executive Officer, and (ii) it would be necessary that the Company confirm to PwC that the former Chief Executive Officer, who following his resignation had concurrently joined the Company’s majority shareholder, would not assume any role in the Company’s corporate structure, including in the Company’s parent entity, for such time as PwC is the Company’s auditor, and that PwC would require the Company’s assurances to that effect.

In each of the six instances enumerated above, as of the date of PwC’s resignation, the Company had failed to take the step(s) that PwC advised the Company were necessary in order for PwC to conduct the audit of the Company. The Disagreements formed the basis for PwC’s conclusion that the Company had not taken timely and appropriate remedial actions.

PwC disagrees with the second sentence of the third paragraph in the following respect: PwC did conclude and communicate to the Company PwC’s conclusion that the Company had not taken timely and appropriate remedial actions. However, pursuant to Section 10A of the Securities Exchange Act of 1934, PwC also communicated to the Company that those remedial actions were with respect to likely illegal acts that had come to the attention of PwC and which were the subject of the Audit Committee Examination. In PwC’s view, those likely illegal acts will have a material effect on the financial statements of the Company as identified in the Audit Committee Examination.

PwC notes that the Firm discussed each of the Disagreements with the Audit Committee, in advance of its resignation.

PwC further notes that the Company has neither authorized PwC to respond to the inquiries of the successor accountant concerning the subject matter of each of the Disagreements nor placed any limitations on what PwC may communicate to the successor accountant regarding the subject matter of each of the Disagreements.

PwC agrees with the first sentence of the fourth paragraph. PwC disagrees with the second and third sentences for the reasons stated above. PwC does not have a sufficient basis either to agree or disagree with the fourth sentence.

PwC agrees with the fifth paragraph.

PwC has identified the following reportable events pursuant to Item 16F(a)(1)(v) of Form 20-F (and related instructions):

1.	In response to Item 16F(a)(1)(v)(A), on each of March 26, 2021 and September 9, 2021 PwC advised the Company of the following material weaknesses in the Company’s internal controls over financial reporting:

a.	a lack of sufficient skilled personnel with requisite International Financial Reporting Standards (“IFRS”) and Securities and Exchange Commission (“SEC”) reporting knowledge and experience; and

b.	a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements.

PwC does not have a sufficient basis either to agree or disagree with the statements made in the sixth paragraph.

Yours Truly,

PricewaterhouseCoopers (Dubai branch)

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